SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 5, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRTP3: R$16.29 / 1,000 shares BRTP4: R$18.10 / 1,000 shares BRP: US$31.00 / ADR Market Value: R$6,274 million Closing Price: April 30, 2004

Brasil Telecom Participações S.A.

Consolidated Earnings Release

1st Quarter of 2004
Non-audited

  Brasília, May 3, 2004.

FOCUS ON THE QUARTER

Increase of 15.3% in the ADSL accesses in service

Revenue from data communication is R$220.5 million

Net debt is 25.7% lower, a decrease of R$471 million in relation to December

Free cash flow is R$505.1 million, a 427% growth in relation to 1Q03

EBITDA of R$892.1 million

Total CAPEX of R$271.5 million, a reduction of 32.0% in relation to 4Q03

CAPEX of PCS was R$54.4 million

Net earnings adjusted by the goodwill was R$105.4 million

Highlights

Brasilia, May 3, 2004 – Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announces its consolidated earnings for the first quarter of 2004 (1Q04).

On January 22, 2004, Brasil Telecom began to offer inter-regional and international long-distance services. On March 2004, the Company’s market share in the inter-regional segment reached 26.5% and 15,0% in the international segment. The marketing campaigns aimed at the CSC 14 operation in that segment, also leveraged the market share in other long-distance segment.

Operating Performance

The plant installed of Brasil Telecom reached 10,701 thousand lines, an increase of 0.1% and 0.9% in relation to 4Q03 and 1Q03, respectively.

The plant in service achieved 9,724 thousand lines, a 1.3% growth in relation to the 1Q03.

At the end of 1Q04, Brasil Telecom reached 324.9 thousand ADSL accesses in service, representing a growth of 96.8% in relation to the 1Q03.

At the end of 1Q04, 265 employees worked in Brasil Telecom Celular, while 5,206 worked in the fixed telephony operation.

Financial Performance

Net revenue in the 1Q04 reached R$2,075.3 million, a 0.1% and 10.8% growth when compared to net revenues of the 4Q03 and 1Q03, respectively.

Net revenue/average LIS/month in the 1Q04 reached R$70.7, against R$70.3 in the 4Q03.

Revenue from data communication in the 1Q04 reached R$220.5 million, stable in relation to the previous quarter and 28.3% above the one registered in 1Q03.

Revenue from local service presented a 4.2% decrease in relation to the 4Q03, due to typical seasonal effect, economic slowdown and fewer number of business days in the 1Q04. In comparison to the 1Q03, it increased 5.0%.

Revenue from inter-network calls increased 14.4% in relation to the previous quarter, mainly due to the CSC 14 operation in calls originated from mobile phones and to the increase of the mobile network in Region II.

Cash cost (operating costs and expenses excluding depreciation, amortization, provisions and losses) presented in the 1Q04 a 1.7% reduction in comparison to the 4Q03.

EBITDA in the 1Q04 totaled R$899.2 million. EBITDA margin in the quarter was 43.3%.

The financial result (excluding Interest on Shareholders’ Equity) in the 1Q04 registered an R$55.6 million improvement in relation to 4Q03.

Cash position increased 60% in the quarter, reaching R$2.3 billion.

Focus on 12 Months

Increase of 96.8% in the ADSL accesses in service

Net revenue grew 10.8%, reaching R$2.1 billion

Revenue from data communication 28.3% higher

Net debt is 45.6% lower

Capex in fixed telephony is R$217 million, a 38.3% reduction in relation to the 1Q03

Free cash flow of R$1.4 billion in 12 months

Average cost of debt of 15.1% p.a.

At the end of March 2004, Brasil Telecom’s total consolidated debt was R$4,283.3 million, 13.0% higher than the amount registered in the 4Q03. This increase was due to the issuance of a 10-year bonds by Brasil Telecom totaling US$200 million and coupon of 9.375% p.a.

Consolidated net debt (excluding inter-company debt and debenture with the parent company) was reduced to R$1,362.8 million by the end of March.

The consolidated net debt/shareholders’ equity ratio of the Company was 22.2% at the end of 1Q04, against 29.9% at the end of 4Q03.

The dollar-denominated debt represented 17.1% of the total debt, totaling R$731.6 million at the end of 1Q04, including the hedge adjustment.

The cost of debt accrued during the year of 2004 is 15.1% p.a.

In the 1Q04, Brasil Telecom generated a positive operating cash flow of R$752.4 million, against R$697.6 million in the 1Q03.

Free cash flow in 12 months, calculated from the operating cash flow, excluding the investments cash flow and the interest paid, was positive in R$1,395.1 million.

Net Debt

BT Debt (R$ Million)	Mar/03	Dec/03	Mar/04	Δ Quarter	Δ Year

Total Debt	4,148	3,790	4,283	13.0%	3.3%
(-) Cash	1,643	1,957	2,920	49.3%	77.8%
Net Debt	2,505	1,833	1,363	-25.7%	-45.6%

Brasil Telecom hedged 23.4% of the debt pegged to exchange variations. From the debt pegged to exchange variations maturing in the short term, 106.2% was hedged.	Excluding the amount disbursed in Globenet, MetroRed and iBest acquisitions, the free cash flow would had been R$1,656.8 million, in 12 months.
Financial Indicators

Financial Indicators	1Q03	2Q03	3Q03	4Q03	1Q04	Δ Quarter	Δ 12 Months

EBITDA* / Interest Expenses	5.43	7.02	5.55	6.70	6.57	-1.9%	20.9%
Net Debt / EBITDA (x4)	0.72	0.73	0.62	0.48	0.38	-20.5%	-47.1%
Total Debt / (EBITDA* + Financial Income) (x4)	1.08	0.98	0.96	0.89	1.05	17.3%	-3.1%
EBITDA* (x4) / Lines in Service	$ 362	$ 370	$ 391	$ 387	$ 367	-5.3%	1.4%
EBITDA* (x4) / Employees** (thousand)	$ 626	$ 678	$ 728	$ 735	$ 685	-6.8%	9.4%

* EBITDA without effects of non-recurrent itens. ** Excluding employees from Brasil Telecom Celular.

Consolidated Income Statement

Table 1: Consolidated Income Statement

R$ Million	1Q03	4Q03	1Q04	Δ Quarter	Δ 12 Months

GROSS REVENUES	2,609.3	2,899.8	2,908.8	0.3%	11.5%
Local Service	1,063.5	1,165.7	1,117.2	-4.2%	5.0%
Public Telephony	83.8	115.4	108.2	-6.3%	29.1%
Long Distance Service	325.6	377.1	381.9	1.3%	17.3%
Fixed-Mobile Calls	598.7	613.9	702.1	14.4%	17.3%
Interconnection	222.7	215.7	191.2	-11.4%	-14.1%
Lease of Means	53.2	60.9	55.1	-9.6%	3.5%
Data Communication	171.8	220.9	220.5	-0.2%	28.3%
Supplementary and Value Added Services	79.1	90.5	96.5	6.6%	22.1%
Other	10.9	39.6	36.3	-8.5%	233.9%

Deductions	(735.6)	(826.6)	(833.5)	0.8%	13.3%
NET REVENUES	1,873.7	2,073.2	2,075.3	0.1%	10.8%

COSTS & OPERATING EXPENSES	(1,005.3)	(1,498.9)	(1,183.2)	-21.1%	17.7%
Personnel	(93.8)	(145.7)	(95.3)	-34.6%	1.6%
Materials	(20.3)	(24.6)	(23.0)	-6.4%	13.3%
Subcontracted Services	(292.3)	(365.1)	(363.8)	-0.4%	24.5%
Interconnection	(424.9)	(461.3)	(496.2)	7.6%	16.8%
Advertising and Marketing	(9.6)	(28.3)	(24.1)	-14.9%	150.1%
Provisions and Losses	(86.6)	(410.6)	(110.5)	-73.1%	27.6%
Other	(77.8)	(63.3)	(70.3)	10.9%	-9.7%

EBITDA	868.3	574.3	892.1	55.3%	2.7%
Depreciation and Amortization	(520.4)	(505.0)	(598.7)	18.5%	15.0%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	347.9	69.3	293.4	323.6%	-15.7%

Financial Result	(356.3)	(236.2)	(251.6)	6.5%	-29.4%
Financial Revenues	90.7	106.6	130.0	21.9%	43.4%
Financial Expenses	(241.1)	(244.6)	(225.8)	-7.7%	-6.4%
Interest on Shareholders' Equity	(205.8)	(98.2)	(155.8)	58.6%	-24.3%

OPERATING PROFIT AFTER FINANCIAL
RESULT	(8.4)	(166.9)	41.9	N.A.	N.A.

Non-Operating Revenues (Expenses)	(47.7)	(365.5)	(51.5)	-85.9%	7.9%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	(16.7)	(334.5)	(20.5)	-93.9%	22.6%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	(56.1)	(532.5)	(9.7)	-98.2%	-82.8%

Income and Social Contribution Taxes	8.7	154.7	(13.9)	N.A.	N.A.

EARNINGS BEFORE PROFIT SHARING	(47.4)	(377.8)	(23.6)	-93.7%	-50.2%

Profit Sharing	(9.9)	32.4	(12.9)	N.A.	29.8%

Minority Interest	(47.1)	105.6	(44.9)	N.A.	-4.6%

EARNINGS BEFORE REVERSION OF
INTEREST ON SHAREHOLDERS' EQUITY	(104.4)	(239.8)	(81.4)	-66.0%	-22.0%

Reversion of Interest on Shareholders' Equity	205.8	98.2	155.8	58.6%	-24.3%

NET EARNINGS	101.4	(141.6)	74.3	N.A.	-26.7%

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%

NET EARNINGS ADJUSTED BY
GOODWILL AMORTIZATION	132.4	(110.6)	105.4	N.A.	-20.4%

Net Eamings (Losses)/1,000 shares - R$	0.2842	(0.3971)	0.2084	N.A.	-26.7%
Net Earnings (Losses)/ADR - US$	0.4238	(0.6872)	0.3600	N.A.	-15.1%

Operating Performance

Plant

Table 2: Plant

PLANT	1Q03	4Q03	1Q04	Δ Quarter	Δ 12 Months

Lines Installed (Thousand)	10,608.2	10,686.5	10,700.7	0.1%	0.9%
Additional Lines Installed (Thousand)	60.2	8.9	14.2	60.0%	-76.4%

Lines in Service - US (Thousand)	9,595.1	9,850.9	9,723.8	-1.3%	1.3%
Residential	6,979.4	7,166.1	6,988.2	-2.5%	0.1%
Non-Residential	1,547.9	1,565.6	1,468.5	-6.2%	-5.1%
Public Telephones	296.2	296.3	295.9	-0.1%	-0.1%
Pre-paid	214.9	266.4	281.9	5.8%	31.2%
Other (including PBX)	556.7	556.5	689.3	23.9%	23.8%
Additional US (Thousand)	130.0	41.7	(127.0)	N.A.	N.A.

Average LIS (Thousand)	9,530.2	9,830.0	9,787.4	-0.4%	2.7%

LIS/100 Inhabitants	23.2	23.4	23.1	-1.3%	-0.3%
Public Telephones/l,000 Inhabitants	7.2	7.0	7.0	-0.1%	-1.7%
Public Telephones/l00 Lines Installed	2.8	2.8	2.8	-0.2%	-1.0%

Utilization Rate	90.5%	92.2%	90.9%	-1.3 p.p.	0.4 p.p.

Digitization Rate	99.0%	99.0%	99.5%	0.5 p.p.	0.2 p.p.

ADSL Accesses in Service (Thousand)	165.1	281.9	324.9	15.3%	96.8%

Lines Installed	In the 1Q04, Brasil Telecom installed 14.2 thousand lines, ending the quarter with 10.7 million terminals. In relation to 1Q03, the plant registered an increase of 92.5 thousand lines.

Graph 1: Plant Evolution

Lines in Service

Plant in service totaled 9.7 million lines in the 1Q04. In this quarter, the Company started a process of delinquent line detailing, disconnecting 150 thousand lines which have no prospect of returning to the active base in the medium term. Therefore, the utilization rate was reduced to 90.9%. This process will remain strictly operative throughout the next quarters.

ADSL	Brasil Telecom practically doubled its ADSL accesses in service in just a year, reaching 324.9 thousand accesses at the end of 1Q04.

Graph 2: ADSL Accesses

Targets

Quality Targets

On February and March 2004, Brasil Telecom accomplished all of the quality goals predicted in the General Plan of Quality Targets established by Anatel in relation to the offering of switched fixed telephony service, in long-distance and local segments.

During January 2004, Brasil Telecom did not reach two quality targets due to problems in the network routes of some mobile carriers, causing a loss of calls due to traffic jams, which contributed to the failure in meeting the call completion target.

Universalization Targets	At a meeting held by Anatel’s Board of Directors on January 14 and 15, 2004, Brasil Telecom received approval for the achievement of the universalization targets.

Following the approval, Brasil Telecom started to offer inter-regional and international long-distance services on January 22, 2004. In relation to the Personal Communication Service (PCS), Anatel authorized Brasil Telecom to use the radiofrequency for its mobile operation.

Traffic

Table 3: Traffic

TRAFFIC	1Q03	4Q03	1Q04	Δ Quarter	Δ 12 Months

Exceeding Local Pulses (Million)	2,972.9	2,927.4	2,585.9	-11.7%	-13.0%

Long Distance Minutes (Million)	1,611.0	1,559.4	1,533.6	-1.7%	-4.8%

Fixed-Mobile Minutes (Million)	1,057.6	991.0	1,037.4	4.7%	-1.9%

Exceeding Pulses/Average LIS/Month	104.0	99.3	88.1	-11.3%	-15.3%
LD Minutes/Average LIS/Month	56.3	52.9	52.2	-1.2%	-7.3%
Fixed-Mobile Minutes/Average LIS/Month	37.0	33.6	35.3	5.1%	-4.5%

Exceeding Local Pulses

Due to the typical seasonal effect in the first quarter of every year, the local traffic dropped 11.7, influenced by:

  the fewer business days in the quarter (62 days in the 1Q04 against 65 days in the 4Q03);
  the economic slowdown noted in the period, which affects the purchase power and the level of confidence of the consumers;
  the effects of aggressive promotions to sell pre-paid phones during Christmas time.

It is worth noting that, as those credits end, the negative impact on local traffic decreased. Starting in March, this effect was no longer noted.

Long-Distance Traffic

In the 1Q04, Long-Distance Traffic (LD) decreased 1.7% in comparison with the previous quarter. Even though the volume of traffic is lower, as a result of the seasonal effect and economic slowdown, Brasil Telecom increased its share in the long-distance market. This increase was leveraged by the launch of the inter-regional and international long-distance service operation.

LD Market Share

In just two months of operation, Brasil Telecom gained a 26.5% market share in the inter-regional segment and a 15,0% market share in the international segment.

Leveraged by the success of the campaigns developed for the inter-regional and international service operation, the LD market share of Brasil Telecom increased by 1.8 p.p. in intra-regional and 0.4 p.p. in the intra-sector segment. In the intra-sector segment, market share reached 89.9% in the 1Q04, while in the intra-regional segment, Brasil Telecom reached 77.8%.

Graph 3: Domestic Long-Distance Market Share – Average

Traffic Inter-Networks

Inter-networks traffic grew 4.7% in the 1Q04, mainly due to the increase of 7.4% in mobile plant of Region II.

Of the total inter-network traffic, 84.7% refers to VC-1 calls, 12.1% to VC-2 calls and 3.2% to VC-3 calls. There was an increase of VC-2 traffic, which rose its share from 6.7% in the 4Q03 to 12.1% in the 1Q04, while the VC-3 rose its share from 1.6% in the 4Q03 to 3.2% in the 1Q04, resulting from the increase of mobile long-distance calls with CSC 14.

Tariffs

Higher Justice Court Decision keeps IPCA Adjustment

The last decision of Higher Justice Court in relation to the rate readjustment did not alter the current situation in relation to the percentages granted and applied on June 29, 2003. It is worth mentioning that the merit of the question has not yet been judged.

Inter-network Adjustment	Anatel authorized, on February 09, 2004, the fixed-mobile tariff adjustments. The average adjustments were 6.99% and 9.17% for VC and VU-M tariffs, respectively.

Subsidiaries

Brasil Telecom Celular

The Board of Anatel approved, at a meeting held on January 14, 2004, the accomplishment of the universalization targets of Brasil Telecom. Thus, Brasil Telecom Celular was authorized to operate is PCS license. This authorization was published in the Federal Official Journal on January 19, 2004.

The coverage was scaled giving priority to the regions with higher GDP and it will be expanded to the other locations over the next months. By exceeding the targets specified by Anatel, in December 2003, Brasil Telecom Celular already covered at least 50% of the metropolitan area of all 10 capital cities within Region II, with 146 installed BTSs. Brasil Telecom Celular estimates to cover, by the beginning of the second half of 2004, at least 345 locations, by offering top quality mobile telephony to these locations.

At the completion of this project, Brasil Telecom Celular will offer to its future subscribers a coverage which is broader than that of Band B in certain regions, becoming the largest GSM coverage in Region II.

In order to reach these objectives, R$54.4 million were invested in the 1Q04, totaling R$163.6 million in investments since the beginning of the project.

Nowadays, Brasil Telecom Celular counts on approximately 16 thousand clients, which resulted from the “Our Cellphone” (Nosso Celular) project, when Brasil Telecom’s employees, their families and friends were able to acquire cell phones in special financing conditions.

The main platforms that will be used to provide the mobile service (prepaid service, voice mail, short messages – SMS, multimedia messages – MMS, other data service platforms – WAP, OTA, Middleware and anti-fraud) are already being implemented and integrated into the other systems and platforms of Brasil Telecom.

Financial Performance

Revenue

Table 4: Consolidated Operating Gross Revenue

R$ Million	1Q03	4Q03	1Q04	Δ Quarter	Δ 12 Months

GROSS REVENUES	2,609.3	2,899.8	2,908.8	0.3%	11.5%

Local Service	1,063.5	1,165.7	1,117.2	-4.2%	5.0%
Activation	5.9	8.9	9.1	2.8%	55.1%
Basic Subscription	702.7	748.6	747.4	-0.2%	6.4%
Measured Service	328.8	378.7	336.4	-11.2%	2.3%
Lease of Lines	0.5	0.6	0.5	-23.2%	-9.0%
Other	25.6	29.0	23.7	-18.0%	-7.1%

Public Telephony	83.8	115.4	108.2	-6.3%	29.1%

Long Distance Service	325.6	377.1	381.9	1.3%	17.3%
Intra-Sector	245.0	281.6	264.5	-6.1%	7.9%
Intra-Region	80.5	95.3	90.4	-5.2%	12.3%
Inter-Region	-	-	21.3	N.A.	N.A.
International/Borderline	0.1	0.1	5.7	N.A.	N.A.

Inter-Network Calls	598.7	613.9	702.1	14.4%	17.3%
VC-l	475.1	525.8	527.8	0.4%	11.1%
VC-2	108.0	69.5	133.9	92.7%	24.0%
VC-3	15.7	18.6	40.5	118.0%	158.3%

Interconnection	222.7	215.7	191.2	-11.4%	-14.1%
Fixed-Fixed	163.7	151.3	128.3	-15.1%	-21.6%
Mobile-Fixed	59.0	64.5	62.9	-2.5%	6.6%

Lease of Means	53.2	60.9	55.1	-9.6%	3.5%

Data Communication	171.8	220.9	220.5	-0.2%	28.3%

Supplementary and Value Added Services	79.1	90.5	96.5	6.6%	22.1%

Other	10.9	39.6	36.3	-8.5%	233.9%

Deductions	(735.6)	(826.6)	(833.5)	0.8%	13.3%
NET REVENUES	1,873.7	2,073.2	2,075.3	0.1%	10.8%

Graph 4: Gross Revenue Breakdown

4Q03
R$2,900 million

1Q04
R$2,909 million

Local Service

Gross revenue from local service hit R$1,117.2 million in the 1Q04, 5.0% higher than the amount registered in 1Q03.

Gross revenue from activation fee totaled R$9.1 million in the 1Q04, 2.8% superior than the amount registered in the 4Q03. This performance is a result of the 404.8 thousand lines activated in the quarter.

Gross revenue from basic subscription reached R$747.4 million in the quarter, a reduction of 0.2% in relation to R$748.6 million registered in the 4Q03. This variation is explained mainly by the reduction of 0.4% in the average lines in service.

Gross revenue from measured service totaled R$336.4 million in the 1Q04, a reduction of 11.2% in relation to 4Q03, basically due to the reduction of 0.4% in the average lines in service and to the drop of 11.7% in local traffic.

Public Telephony	Gross revenue from public telephony reached R$108.2 million in the 1Q04, a 6.3% reduction in comparison with 4Q03.

Long-Distance

Gross revenue from long-distance calls reached R$381.9 million in the 1Q04, representing an 1.3% increase in comparison to 4Q03.

In the 1Q04, revenue from inter-regional DLD hit R$21.3 million, while the revenue from ILD totaled R$5.7 million.

Inter-Networks

Gross revenue from inter-network calls reached R$702.1 million in the 1Q04, a 14.4% increase in relation to 4Q03, reflecting the increase of mobile long-distance calls using the CSC 14 and the increase of mobile plant in Region II.

The operation of CSC 14 in the calls originated from cell phones contributed with revenue of R$78.5 million in the 1Q04, against R$37.4 million in the 4Q03.

Interconnection	In the 1Q04, gross revenue from interconnection dropped 11.4% in comparison with 4Q03. This variation is explained by the increase of Brasil Telecom market share in the long-distance segments.

Lease of Means	In the 1Q04, gross revenue from lease means reached R$55.1 million, 9.6% superior than the R$60,9 million registered in the 4Q03.

Data Communication

In the 1Q04, gross revenue from data communication reached R$220.5 million, stable in relation to the previous quarter.

Data communication revenues increased 2% in the 1Q04, excluding internet dial-in traffic, considering the negative effect of the seasonality in the internet utilization during the two first months of the year.

A year ago, gross revenue from data communication represented 5.4% of total revenue, while in the 1Q04 this segment represented 7.6% of total gross revenue.

Graph 5: Revenue from Data Communication

Supplementary and Value-Added Services

Gross revenue from supplementary and value-added services increased 6.6% in the 1Q04, in comparison with the previous quarter, totaling R$96.5 million.

In March 2004 there was 6.0 million activated intelligent services, against 5.7 million in December 2003.

Other Revenues	In the 1Q04, other revenues reached R$36.3 million, a growth of 233.9% in relation to 1Q03, mainly derived from the services offered by iBest and Globenet.

Gross Revenue Deductions	Gross revenue deductions reached R$833.5 million in the 1Q04, representing 28.7% of gross revenue in the quarter, against 28.5% in the 4Q03.

Net Operating Revenue/Avg LIS/month	Net operating revenue/Average LIS/month was R$70.7 in the 1Q04, against R$65.5 in the 1Q03, a 7.9% increase.

Costs and Expenses

Table 5: Consolidated Operating Costs and Expenses

R$ Million	1Q03	4Q03	1Q04	Δ Quarter	Δ 12 Months

NET REVENUES	1,873.7	2,073.2	2,075.3	0.1%	10.8%

Costs	(1,183.8)	(1,241.5)	(1,346.0)	8.4%	13.7%
Personnel	(28.4)	(42.0)	(28.0)	-33.5%	-1.5%
Materials	(19.4)	(23.2)	(21.8)	-5.9%	12.7%
Subcontracted Services	(565.2)	(623.9)	(654.1)	4.8%	15.7%
Interconnection	(424.9)	(461.3)	(496.2)	7.6%	16.8%
Other	(140.4)	(162.6)	(157.9)	-2.9%	12.4%
Depreciation and Amortization	(486.6)	(455.8)	(550.1)	20.7%	13.0%
Other	(84.2)	(96.7)	(92.0)	-4.8%	9.3%

GROSS PROFIT	689.8	831.7	729.3	-12.3%	5.7%

Sales Expenses	(107.3)	(158.4)	(133.9)	-15.5%	24.8%
Personnel	(31.1)	(44.9)	(31.2)	-30.7%	0.2%
Materials	(0.3)	(0.6)	(0.2)	-66.4%	-34.7%
Subcontracted Services	(73.7)	(110.8)	(99.6)	-10.1%	35.1%
Advertising and Marketing	(9.6)	(28.3)	(24.1)	-14.9%	150.1%
Other	(64.1)	(82.5)	(75.5)	-8.5%	17.8%
Depreciation and Amortization	(1.3)	(1.3)	(1.3)	-1.5%	1.5%
Other	(0.9)	(0.7)	(1.6)	121.9%	79.8%

General and Administrative Expenses	(108.6)	(159.2)	(148.4)	-6.8%	36.6%
Personnel	(29.7)	(48.8)	(30.9)	-36.6%	4.3%
Materials	(0.4)	(0.6)	(0.6)	-0.3%	27.0%
Subcontracted Services	(70.9)	(97.4)	(106.5)	9.4%	50.2%
Depreciation and Amortization	(4.2)	(7.9)	(5.5)	-29.7%	32.7%
Other	(3.5)	(4.7)	(4.9)	4.3%	40.0%

Information Technology	(64.9)	(84.1)	(82.0)	-2.5%	26.3%
Personnel	(4.7)	(9.9)	(5.2)	-47.3%	11.6%
Materials	(0.2)	(0.3)	(0.5)	58.8%	99.2%
Subcontracted Services	(16.9)	(22.6)	(23.9)	6.0%	41.6%
Depreciation and Amortization	(28.4)	(40.1)	(41.8)	4.3%	47.2%
Other	(14.7)	(11.3)	(10.6)	-5.8%	-28.1

Provisions and Losses	(86.6)	(410.6)	(110.5)	-73.1%	27.6%
Doubtful Accounts	(67.9)	(102.6)	(87.7)	-14.6%	29.1%
Contingencies	(18.7)	(308.0)	(22.8)	-92.6%	22.4%

Other Operating Revenues (Expenses)	25.5	50.0	38.9	-22.2%	52.2%

OPERATING PROFIT BEFORE FINANCIAL RESULTS	347.9	69.3	293.4	323.6%	-15.7%

R$ Million	1Q03	4Q03	1Q04	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,525.7)	(2,003.9)	(1,781.9)	-11.1%	16.8%
Depreciation and Amortization	(520.4)	(505.0)	(598.7)	18.5%	15.0%
Interconnection	(424.9)	(461.3)	(496.2)	7.6%	16.8%
Subcontracted Services	(292.3)	(365.1)	(363.8)	-0.4%	24.5%
Personnel	(93.8)	(145.7)	(95.3)	-34.6%	1.6%
Provisions and Losses	(86.6)	(410.6)	(110.5)	-73.1%	27.6%
Materials	(20.3)	(24.6)	(23.0)	-6.4%	13.3%
Advertising and Marketing	(9.6)	(28.3)	(24.1)	-14.9%	150.1%
Other	(77.8)	(63.3)	(70.3)	10.9%	-9.7%

R$ Million	1Q03	4Q03	1Q04	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,525.7)	(2,003.9)	(1,781.9)	-11.1%	16.8%
(+) Depreciation and Amortization	520.4	505.0	598.7	18.5%	15.0%
(+) Provisions and Losses	86.6	410.6	110.5	-73.1%	27.6%
(=) CASH COST	(918.8)	(1,088.3)	(1,072.7)	-1.4%	16.8%

Graph 6: Operating Costs and Expenses Breakdown (Excluding Depreciation,
Provisions and Losses)

4Q03
R$1,088 million

1Q04
R$1,073 million

Operating Costs and Expenses

Operating costs and expenses totaled R$1,781.9 million in the 1Q04, against R$2,003.9 million in the previous quarter.

Cash cost (operating costs and expenses excluding depreciation, amortization, provisions and losses) was R$1,072.7 million in the 1Q04, a reduction of 1.4% in relation to the R$1,088.3 million registered in the 4Q03.

Number of Employees

At the end of 1Q04, 5,211 employees were working in fixed telephony operation at Brasil Telecom, against 5,194 in the previous quarter. This increase is a result of the 153 admissions and 136 dismissals which occurred in the period.

Brasil Telecom Celular ended 1Q04 with 265 employees, against 71 in the 4Q03, reflecting the structure period for the launching of this product.

Personnel

Personal costs and expenses reached R$95.3 million, a reduction of 34.6% in relation to the previous quarter.

Costs and expenses with personnel in the 4Q03, excluding the amount referent to the profit share of the employees (R$46.3 million), would have been R$99.4 million. Therefore, costs and expenses with personnel in the 1Q04 registered a drop of 4.2% in relation to 4Q03, excluding the effects of the employee profit share.

Productivity	At the end of 1Q04, productivity in fixed telephony was 1,866 LIS/employee, against 1,897 in the previous quarter.

Subcontracted services	Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$363.8 million in the 1Q04, a 0.4% reduction in relation to the previous quarter.

Depreciation and Amortization

Costs and expenses for depreciation and amortization totaled R$598.7 million in the 1Q04, an 18.5% increase in comparison to 4Q03. Considering the stage of technological advance of the telecommunication equipment, Brasil Telecom decided to alter the depreciation rates of a few items to better reflect their respective useful life.

Interconnection	Interconnection costs totaled R$496.2 million in the 1Q04, an increase of 7.6% in relation to the previous quarter, reflecting the VU-M readjustment of 9.17%, authorized by Anatel in February 2004.

Advertising & Marketing	Expenses with advertising & marketing totaled R$24.1 million in the 1Q04, 14.9% less than the previous period.

Losses with Accounts Receivable/Gross Revenue ratio

The ratio of Losses with Accounts Receivable (PCCR) with gross revenue in the 1Q04 was 3.0%, a 0.5 p.p. reduction in relation to 4Q03. PCCR totaled R$87.7 million in the 1Q04. The co-billing with mobile carriers results in a delinquency percentage above the average for other segments in which the Company operates, and also the economic slowdown in the period.

Accounts Receivable

In the 1Q04, gross accounts receivable registered an increase of R$56.2 million in relation to 4Q03.

Accounts receivable in the 1Q04 increased as a result of Brasil Telecom’s operation in the inter-regional and international segments and due to the increase of calls originated from mobile phones using the CSC 14 and to the readjustment of fixed-mobile tariffs.

By deducting allowance for doubtful accounts worth at R$176.7 million, Brasil Telecom’s net receivable accounts totaled R$1,922.2 million at the end of 1Q04.

Graph 7: Accounts Receivable / Gross Revenue Ratio

Table 6: Gross Accounts Receivable

	Mar/03	Jun/03	Sep/03	Dec/03	Mar/04

Total (R$ Million)	1,890.1	2,033.0	2,139.5	2,042.7	2,099.0
Due	58.5%	61.6%	64.0%	63.7%	60.6%
Overdue (up to 30 days)	16.1%	14.4%	12.9%	15.3%	16.2%
Overdue (between 31-60 days)	7.1%	6.1%	7.3%	4.9%	6.2%
Overdue (between 61-90 days)	5.0%	3.3%	2.4%	4.1%	4.4%
Overdue (over 90 days)	13.3%	14.6%	13.5%	12.1%	12.6%

Provision for Contingencies

In the 1Q04, provision for contingencies totaled R$22.8 million.

The reduction of 92.6% in relation to the previous quarter derived from the contingent liabilities in the 4Q03 registered at R$245.5 million, related to the operations of the Rio Grande do Sul branch, former Companhia Riograndense de Telecomunicações S.A. - CRT, due to events occurred prior to the acquisition of this company, such as labor, civil and tax proceedings, and court costs and success fees.

Other Operating Costs and Expenses/Revenues	Other Operating Costs and Revenues/Expenses totaled R$38.9 million in revenues in the 1Q04, a 22.2% reduction in comparison with 4Q03.

Ebitda

Table 7: EBITDA Margin – Gains and Losses

R$ Million	1Q03	Vertical	4Q03	Vertical	1Q04	Vertical

GROSS REVENUES	2,609.3	139.3%	2,899.8	139.9%	2,908.8	140.2%
Local Service	1,063.5	56.8%	1,165.7	56.2%	1,117.2	53.8%
Public Telephony	83.8	4.5%	115.4	5.6%	108.2	5.2%
Long Distance Service	325.6	17.4%	377.1	18.2%	381.9	18.4%
Fixed-Mobile Calls	598.7	32.0%	613.9	29.6%	702.1	33.8%
Interconnection	222.7	11.9%	215.7	10.4%	191.2	9.2%
Lease of Means	53.2	2.8%	60.9	2.9%	55.1	2.7%
Data Communication	171.8	9.2%	220.9	10.7%	220.5	10.6%
Supplementary and Value Added Services	79.1	4.2%	90.5	4.4%	96.5	4.7%
Other	10.9	0.6%	39.6	1.9%	36.3	1.7%

Deductions	(735.6)	-39.3%	(826.6)	-39.9%	(833.5)	-40.2%
NET REVENUES	1,873.7	100.0%	2,073.2	100.0%	2,075.3	100.0%

COSTS & OPERATING EXPENSES	(1,005.3)	-53.7%	(1,498.9)	-72.3%	(1,183.2)	-57.0%
Personnel	(93.8)	-5.0%	(145.7)	-7.0%	(95.3)	-4.6%
Materials	(20.3)	-1.1%	(24.6)	-1.2%	(23.0)	-1.1%
Subcontracted Services	(292.3)	-15.6%	(365.1)	-17.6%	(363.8)	-17.5%
Interconnection	(424.9)	-22.7%	(461.3)	-22.2%	(496.2)	-23.9%
Advertising and Marketing	(9.6)	-0.5%	(28.3)	-1.4%	(24.1)	-1.2%
Provisions and Losses	(86.6)	-4.6%	(410.6)	-19.8%	(110.5)	-5.3%
Other	(77.8)	-4.2%	(63.3)	-3.1%	(70.3)	-3.4%

EBITDA	868.3	46.3%	574.3	27.7%	892.1	43.0%

EBITDA of R$899.2 million	Brasil Telecom’s EBITDA was R$892.1 million in the 1Q04, 2.7% above the one registered in the 1Q03.

EBITDA Margin	In the 1Q04, Brasil Telecom’s EBITDA margin reached 43.0%.

EBITDA/Avg LIS/month	In the 1Q04, EBITDA/Average LIS/month reached R$30.4, stable in relation to the one registered in 1Q03.

Financial Result

Table 8: Consolidated Financial Result

R$ million	1Q03	4Q03	1Q04	Δ Quarter	Δ Year

Financial Revenue	102.9	106.6	130.0	21.9%	26.3%
Local Currency	95.4	95.3	118.63	24.5%	24.3%
Foreign Currency	7.5	11.3	11.35	0.4%	51.6%
Financial Expense	(253.4)	(244.6)	(225.8)	-7.7%	-10.9%
Local Currency	(197.5)	(225.4)	(213.3)	-5.4%	8.0%
Foreign Currency	(55.9)	(19.2)	(12.5)	-35.0%	-77.7%
Interest on Shareholders' Equity	(205.8)	(98.2)	(155.8)	58.6%	-24.3%

Financial Result	(356.3)	(236.2)	(251.6)	6.5%	-29.4%

Financial Result	In the 1Q04, Brasil Telecom registered a negative net financial result excluding Interest on Shareholders’ Equity of R$95.8 million, 30.6% better than the amount registered in the 4Q03.

Interest on Shareholders´ Equity

Interest on Shareholders´ Equity (JSCP) of R$155.8 million registered in the financial result of 1Q04 refer to the credits related to 2004, as approved in Brasil Telecom S.A. and Brasil Telecom Participações S.A. Boards of Directors on December 12, 2003.

Other Items

Amortization of Reconstituted Goodwill

In the 1Q04, Brasil Telecom amortized R$31.0 million in reconstituted goodwill referent to the acquisition of CRT (without affecting the cash flow and the distribution of dividends), recorded for as non-operating expenses.

Net Earnings

Net earnings totaled R$74.3 million in the 1Q04 (R$0.2084/1,000 shares). Net earnings/ADR in the same period was US$0.3600.

Net earnings adjusted by the goodwill totaled R$105.4 million in the 1Q04.

Balance Sheet

Table 9: Consolidated Balance Sheet

R$ Million	Dec/03	Mar/04

CURRENT ASSETS	4,681.1	5,880.8

Cash and Equivalents	1,956.7	2,920.5
Accounts Receivables (Net)	1,859.7	1,922.2
Deferred and Recoverable Taxes	701.0	785.5
Other Recoverable Amounts	108.9	180.5
Inventory	8.0	7.5
Other	46.8	64.7

LONG TERM ASSETS	1,623.6	1,564.6

Loans and Financing	132.6	134.3
Deferred and Recoverable Taxes	867.7	802.9
Other	623.4	627.4

PERMANENT ASSETS	10,016.5	9,650.7

Investment (Net)	338.6	329.9
Property, Plant and Equipment (Net)	9,031.8	8,689.9
Property, Plant and Equipment (Gross)	22,955.0	23,168.6
Accumulated Depreciation	(13,923.2)	(14,478.7)
Deferred Assets (Net)	646.1	630.9

TOTAL ASSETS	16,321.2	17,096.1

CURRENT LIABILITIES	3,747.2	4,345.4

Loans and Financing	1,697.0	1,723.5
Suppliers	936.1	1,054.7
Taxes and Contributions	466.3	508.8
Dividends Payable	322.7	454.6
Provisions	76.5	358.2
Salaries and Benefits	113.3	100.4
Consignment for Third Parties	51.9	73.1
Other	83.4	72.1

LONG TERM LIABILITIES	4,180.7	4,382.7

Loans and Financing	2,093.0	2,559.7
Provisions	1,128.5	834.3
Taxes and Contributions	672.2	714.1
Authorization for Services Exploration	211.8	223.5
Other	75.1	51.0

DEFERRED INCOME	11.4	11.5

MINORITY INTEREST	2,244.5	2,220.0

SHAREHOLDERS'EQUITY	6,137.3	6,136.7

Capital Stock	2,544.4	2,568.2
Capital Reserves	361.0	337.2
Profit Reserves	357.5	898.0
Retained Earnings	2,895.2	2,354.0
Treasury Shares	(20.8)	(20.8)

TOTAL LIABILITIES	16,321.2	17,096.1

Table 10: Holding Balance Sheet

R$ Million	Dec/03	Mar/04

CURRENT ASSETS	834.2	992.8

Cash and Equivalents	490.9	577.0
Deferred Taxes	199.7	140.1
Other Recoverable Amounts	2.1	0.3
Dividends / Interest on Shareholders' Equity Receivable	138.1	271.8
Other	3.4	3.6

LONG TERM ASSETS	1,752.7	1,755.0

Loans and Financing	1,622.9	1,546.7
Deferred and Recoverable Taxes	125.6	204.7
Other	4.2	3.6

PERMANENT ASSETS	4,474.1	4,392.4

Investment (Net)	4,470.5	4,389.2
Property, Plant and Equipment (Net)	2.6	2.1
Property, Plant and Equipment (Gross)	56.7	56.7
Accumulated Depreciation	(54.1)	(54.7)
Deferred Assets (Net)	1.1	1.1

TOTAL ASSETS	7,061.0	7,140.1

CURRENT LIABILITIES	435.3	511.6

Loans and Financing	214.0	200.2
Suppliers	0.5	2.3
Taxes and Contributions	4.2	27.9
Dividends Payable	213.5	277.1
Salaries and Benefits	2.8	3.6
Consignment for Third Parties	0.1	0.1
Other	0.2	0.3

LONG TERM LIABILITIES	477.3	481.7

Loans and Financing	438.0	442.1
Taxes and Contributions	39.1	39.0
Other	0.2	0.6

SHAREHOLDERS'EQUITY	6,148.4	6,146.9

Capital Stock	2,544.4	2,568.2
Capital Reserves	361.0	337.2
Profit Reserves	357.5	898.0
Retained Earnings	2,906.2	2,364.2
Treasury Shares	(20.8)	(20.8)

TOTAL LIABILITIES	7,061.0	7,140.1

Indebtedness

Table 11: Indebtedness

R$ Million	Currency	Cost	Maturity	% Total	Balance Mar/04

Short Term				40.2%	1,723.5
BNDES	R$	TJLP + 6,5% p.a.	dec/2007		15.3
BNDES	R$	TJLP + 3,85% p.a.	dec/2007		340.7
BNDES	R$	TJLP + 3,85% p.a.	oct/2007		81.0
BNDES	R$	Basket + 6,5%	dec/2007		40.5
BNDES	R$	Basket + 3,85%	nov/2007		13.9
Debentures	R$	TJLP + 4% p.a.	jul/2006		200.1
BRDE	R$	IGP-M+12,0% p.a.	sep/2006		7.3
BB	R$	14% p.a.	jan/2008		5.2
Public Debenture - 1st Issuance	R$	109% CDI	may/2004		535.5
Public Debenture - 2nd Issuance	R$	109% CDI	dec/2004		422.3
Bonds - US$ 200 MM	US$	9.38%	fev/2014		7.4
Financial Institutions II	US$	Lib6 + 4,0% p.a.	mar/2006		12.5
Financial Institutions III	US$	Lib6 + 2,4% p.a.	dec/2005		10.6
Financial Institutions IV	US$	Lib6 + 0,5% p.a.	jul/2008-jul/2010		10.6
Suppliers I	US$	Lib3 + 2,95% p.a.	jun/2007		0.5
Suppliers II	US$	1,75% p.a.	feb/2014		0.2
Suppliers III	US$	Lib3 + 2,95% p.a.	jun/2007		0.1
Hedge Adjustmest					19.8
Long Term				59.8%	2,559.7
BNDES	R$	TJLP + 6,5% p.a.	dec/2007		40.6
BNDES	R$	TJLP + 3,85% p.a.	dec/2007		991.5
BNDES	R$	TJLP + 3,85% p.a.	oct/2007		207.2
BNDES	R$	Basket + 6,5%	dec/2007		106.5
BNDES	R$	Basket + 3,85%	nov/2007		3604
Debentures	R$	TJLP + 4% p.a.	jul/2006		441. 7
BRDE	R$	IGP-M+12,0% p.a.	sep/2006		12.6
BB	R$	14% p.a.	jan/2008		14.2
Bonds - US$ 200 MM	US$	9.38%	feb/2014		581. 7
Financial Institutions II	US$	Lib6 + 4,0% p.a.	mar/2006		12.5
Financial Institutions III	US$	Lib6 + 2,4% p.a.	dec/2005		lO.4
Financial Institutions IV	US$	Lib6 + 0,5% p.a.	jul/2008-jul/2010		73.7
Suppliers I	US$	Lib3 + 2,95% p.a.	jun/2007		1.3
Suppliers II	US$	1,75% p.a.	feb/2014		1.9
Suppliers III	US$	Lib3 + 2,95% p.a.	jun/2007		0.4
Hedge Adjustmest					27.1
Total Debt				100.0%	4,283.3

Total Debt

At the end of March 2004, the total consolidated debt of Brasil Telecom was R$4.3 billion, 13.0% higher than the amount registered in the 4Q03.

This increase was due to the issuance of a 10-year bond by Brasil Telecom S.A. worth at US$200 million, which bears coupon of 9.375% p.a. The interest will be paid every six months and the principal will be paid in February 2014. This transaction was the first issuance of Brasil Telecom in the international market and counts on the Political Risk Insurance (PRI) issued by the Overseas Private Investment Corporation (OPIC), an institution whose obligations are assured and honored by the US Government.

Average Cost of Debt	The consolidated debt of Brasil Telecom had an average accumulated cost of 15.1% p.a.

Net Debt	Net debt totaled R$1,362.8 million, a 25.7% drop in relation to December 2003.

Table 12: Indebtedness by Currency

Debt BRP (R$ Million)	Mar 2003	Dec 2003	Mar 2004	Δ Quarter	Δ Year

Short Term	659.8	1,697.0	1,723.5	1.6%	161.2%
In R$	519.0	1,581.1	1,607.4	1.7%	209.7%
In US$	77.8	43.4	46.4	7.0%	-40.3%
In Currency Basket	63.0	72.5	69.7	-3.9%	10.7%
Long Term	3,488.2	2,093.0	2,559.8	22.3%	-26.6%
In R$	3,117.3	1,798.6	1,707.8	-5.0%	-45.2%
In US$	152.5	113.1	685.2	506.0%	349.3%
In Currency Basket	218.4	181.4	166.8	-8.0%	-23.6%
Total Debt	4,147.9	3,790.0	4,283.3	13.0%	3.3%
(-) Cash	1,642.7	1,956.7	2,920.5	49.3%	77.8%
Net Debt	2,505.3	1,833.3	1,362.8	-25.7%	-45.6%

Long term debt	At the end of 1Q04, 59.8% of the total debt was registered in the long term, with the following amortization schedule:

Table 13: Amortization Schedule of Long Term Debt

Maturity	% Long Term Debt

2005	27.3%
2006	29.2%
2007	18.9%
2008	0.6%
2009 and after	24.1%

US$ Denominated Debt

At the end of March 2004, the dollar-pegged debt totaled R$731.6 million and the currency basket denominated debt represented R$236.5 million, all the amounts including their respective hedge adjustments.

On March 31, 2004, Brasil Telecom was hedged for 23.4% of the debt pegged to exchange variation, including the currency basket debt. From the total of this debt to mature up to 2005, 106.2% was hedged against exchange variations.

Financial Leverage	On March 31, 2004 Brasil Telecom’s financial leverage represented by the ratio of its net debt (excluding the debt with the holding company), was equal to 22.2%, against 29.9% in December.

Investments in the Permanent Assets

Table 14: Breakdown of Investments in the Permanent Assets

R$ Million	1Q03	2Q03	3Q03	4Q03	1Q04	Δ Quarter	Δ 12 Months

Network Expansion	187.3	159.2	168.9	159.0	95.0	-40.3%	-49.3%
Conventional Telephony	85.8	93.7	60.7	62.7	45.0	-28.2%	-47.6%
Transmission Backbone	10.0	18.6	23.3	5.4	5.3	-2.8%	-47.3%
Data Network	83.8	44.7	75.2	61.2	41.0	-33.1%	-51.2%
Intelligent Network	1.4	0.6	7.0	19.8	0.9	-95.6%	-38.9%
Network Management Systems	3.7	1.4	2.0	7.6	0.3	-95.9%	-91.6%
Other	2.5	0.2	0.8	2.3	2.6	11.7%	2.3%
Network Operation	56.7	58.3	68.4	68.2	50.2	-26.4%	-11.5%
Public Telephony	2.7	4.2	1.2	0.2	0.5	217.9%	-79.8%
Information Technology	43.9	41.6	42.8	81.8	40.0	-51.1%	-9.0%
Expansion Personnel	21.8	22.5	20.2	18.5	21.0	13.7%	-3.9%
Other	78.5	289.9	(0.5)	24.3	10.3	-57.6%	-86.9%
Expansion Financial Expenses	24.9	20.2	16.5	(0.2)	-	N.A.	N.A.

Total - Fixed Telephony	415.9	595.8	317.5	351.7	217.0	-38.3%	-47.8%

R$ Million	1Q03	2Q03	3Q03	4Q03	1Q04	Δ Quarter	Δ 12 Months

Brasil Telecom Celular	9.8	6.2	17.0	39.3	39.9	1.5%	308.7%
Expansion Financial Expenses	16.1	6.1	5.4	9.2	14.5	57.0%	-10.1%

Total - Mobile Telephony	25.9	12.3	22.4	48.6	54.4	12.1%	110.1%

Investments in permanent assets

Investments in fixed telephony by Brasil Telecom Participações S.A. totaled R$217.0 million in the 1Q04, 38.3% lower than the amount registered in the previous quarter.

The mobile telephony investments totaled R$54.4 million throughout 1Q04, 12.1% above the ones observed in the 4Q03.

Cash flow

Table 15: Consolidated Cash flow

R$ Million	1Q03	4Q03	4Q03

OPERATING ACTIVITIES
( +) Net Income of the Period	101.4	(141.6)	74.3
(+) Minority Participation	47.1	(105.6)	44.9
(+) Items with no Cash Effects	963.0	1,600.7	1,144.1
Depreciation and Amortization	520.0	510.1	598.7
Losses with Accounts Receivable from Services	69.1	67.8	97.5
Provision for Doubtful Accounts	(1.2)	34.8	(6.3)
Provision for Contingencies	18.7	309.7	22.8
Deferred Taxes	131.0	153.2	235.3
Goodwill Amortization - CRT Acquisition	31.0	25.9	31.0
Result from the Write-off of Permanent Assets	10.4	329.8	9.0
Financial Expenses	176.5	176.5	145.7
Gains/Losses in Investments	7.6	10.5	10.4
Other Expenses/Revenues with no Cash Effects	(17.6)
(-) Equity Changes	413.9	347.0	511.0
(=) Cash Flow from Operating Activities	697.6	1,006.5	752.4

INVESTMENT ACTIVITIES
Financial Investments	(0.6)	(2.0)	0.0
Investment Suppliers	(19.8)	56.5	122.8
Funds from Sales of Permanent Assets	10.7	2.2	0.7
Investments in Permanent Assets	(416.6)	(363.1)	(273.2)
Acquisition of New Companies	-	-	-
Other Investment Flows	(3.2)	0.0	(1.1)
(=) Cash Flow from Investment Activities	(429.5)	(306.4)	(150.7)

	268.1	700.1	601. 7
FINANCING ACTIVITIES
Dividens/Interests on Shareholders' Equity paid in the Period	(0.2)	1.1	(0.5)
Loans and Financing	(198.5)	(345.3)	362.5
Loans Obtained	23.4	1.0	587.2
Loans Paid	(117.3)	(167.8)	(128.1)
Interest Paid	(104.6)	(178.4)	(96.5)
Increases in Shareholders' Equity	(4.7)	(0.0)	-
Other Financing Flows	(18.2)	(3.4)	0.2
(=) Cash Flow from Financing Activities	(221.6)	(347.7)	362.2

CASH FLOW OF THE PERIOD	46.5	352.5	963.8

Cash and Cash Equivalents - current balance	1,642.7	1,956.7	2,920.5
Cash and Cash Equivalents - previous balance	1,596.2	1,604.2	1,956.7
Variation in Cash and Cash Equivalents	46.5	352.5	963.8

OPERATING CASH FLOW	697.6	1,006.5	752.4
(-) Investments on Permanent Assets (includes Investment Suppliers)	(429.5)	(306.4)	(150.7)
(-) Interest Paid	(104.6)	(178.4)	(96.5)

(=) FREE CASH FLOW	163.5	521.7	505.1

Operating Cash Flow in the 1Q04 was R$752.4 million

The operating generation of Brasil Telecom reached R$752.4 million in the 1Q04, surpassing by 7.9% the amount registered in the 1Q03.

By deducting from the operating activities generation, the flow of investments for the period in the amount of R$150.7 million in the 4Q03, net operating generation of Brasil Telecom reached R$601.7 million in the period, against R$268.1 million in 1Q03.

Free cash flow in the 1Q04 was R$505.1 million	Free cash flow in the 1Q04 of Brasil Telecom was R$505.1 million, against R$163.5 million in 1Q03.

Stock Market

Table 16: Stock Performance

	Closing Price as of Mar/31/04	Performance

		In 1Q04	In 12 months	In 24 months

Common Shares (BRTP3) (in R$/l,000 shares)	18.35	0.5%	24.8%	8.2%
Preferred Shares (BRTP4) (in R$/l,000 shares)	19.82	-8.3%	5.7%	15.0%
ADR (BRP) (in US$/ADR)	34.15	-8.8%	22.2%	-14.4%
Ibovespa (points)	22,142	-0.4%	96.4%	67.1%
Itel (points)	894	0.7%	64.7%	49.9%
IGC (points)	1,815	-1.6%	65.8%	65.5%
Dow Jones (points)	10,358	-0.6%	29.6%	-0.4%

Graph 8: Stock Performance in the 1Q04– Bovespa and NYSE
(Base 100 = December 31, 2003)

Table 17: Share in the Theoretical Portfolio

	Ibovespa		Itel		IGC

	Jan/Apr	May/Aug	Jan/Apr	May/Aug	Jan/Apr	May/Aug
BRT03	0.419%	0.417%	2.646%	2.520%	0.787%	0.774%
BRT04	2.010%	1.838%	13.697%	12.202%	4.075%	3.747%

Shareholders Structure

Capital stock increase

The amortization of 12/60 of the goodwill resulting from the CRT acquisition/merger in the fiscal year of 2003, consolidated a fiscal benefit of R$71.8 million, which was capitalized. The preemptive right predicted in article 171 of Law 6,404/76 was assured with the issuance of 3,337,565,097 preferred shares. The issuance and subscription price was R$21.50 per 1,000 preferred shares and the term for the preemptive right extend from 3/19/2004 to 4/19/2004.

Table 18: Shareholders Structure

Mar 2004*	Common Shares	%	Preferred Shares	%	Total	%

Solpart Participações S.A.	71,830,503,826	53.6%	3,491,253,373	1.6%	75,321,757,199	21.1%
ADR	-	0.0%	145,819,965,000	65.5%	145,819,965,000	40.9%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	60,720,384,377	45.3%	76,696,534,607	34.4%	137,416,918,984	38.5%

Total	134,031,688,203	100.0%	226,007,752,980	100.0%	360,039,441,183	100.0%

* Position after the capital increase.

Dec 2003	Common Shares	%	Preferred Shares	%	Total	%

Solpart Participações S.A.	71,830,503,826	53.6%	161,687,175	0.1%	71,992,191,001	20.2%
ADR	-	0.0%	140,385,355,000	63.0%	140,385,355,000	39.4%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	60,720,384,377	45.3%	82,123,145,708	36.9%	142,843,530,085	40.0%

Total	134,031,688,203	100.0%	222,670,187,883	100.0%	356,701,876,086	100.0%

Corporate Governance

2004 Annual Ordinary and Extraordinary General Shareholders’ Meeting

On April 19, 2004, the shareholders of Brasil Telecom Participações S.A. convened in the Ordinary and Extraordinary General Shareholders’ Meeting, where they deliberated and approved the following subjects:

  Financial Statements and Management Report referent to 2003;
  Board Proposal related to the allocation of Net Earnings of the period, realization of the Legal Reserve and the Allocation of Dividends and Interest on Shareholders’ Equity (JSCP), including the charge for Interest on Shareholders’ Equity on the dividends, referent to 2003, as well as on the reserve of income retention;
  Election of title members and alternates in the Fiscal Council;
  Election of title members and alternates in the Board of Directors in complement of the term of office;
  Establishment of global remuneration of the Directors and Fiscal Council’s members;
  New text of article 5 of the Bylaws to reflect the new amount of Capital Stock and the number of shares of the Company, in view of the capital increase approved in 2004.

Public Offering

In an official letter issued on October 21, 2003, the Brazilian Securities and Exchange Commission (CVM) granted concession of a Public Offer for the exchange of common shares for preferred shares, of Brasil Telecom S.A. issuance, in the condition of “Object Company”, to be conducted by Brasil Telecom Participações S.A., in the condition of “Offering Company”.

Presently, 71% of the common shares were exchanged for preferred shares at the request of the shareholders. Despite the adhesion period of the Public Offer having ended on December 2, 2003, the acceptance of the OPA may still occur until December 10, 2004, which is the put period defined in the bid notice. This is a good opportunity for the investors of common shares of Brasil Telecom S.A. to migrate to preferred shares of the Company, which have higher liquidity.

2Q04 and 2004 scenario (Guidelines)

Disclaimer

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Lines in Service

We believe that in 2004, there will be no increase in the demand for fixed lines due to the macro-economic environment, which is not favoring the income growth in C, D and E classes.

Besides that, Brasil Telecom has disconnected the delinquent lines that do not offer prospects for the return of the client to the active base in medium term.

ADSL	We expect the ADSL plant to reach around 380 thousand accesses in service by the end of the 2Q04 and 500 thousand at the end of the year.

Revenue

We estimate a recovery in local revenue for the 2Q04, as has already been occurring since March.

In addition, we estimate an increase in DLD and ILD revenue due to the increment of the market share during the 2Q04, as a result of the evolution in the usage of CSC 14.

The Company continues to be aimed at the expansion of data communication revenue, which every quarter increases its share in total revenue.

The consolidation of MetroRed will also have a positive impact in Brasil Telecom’s revenues in the 2Q04.

Costs

The strict policy in the control of expenses continues to be one of the focal points of the management.

The interconnection cost should increase in the 2Q04 in light of the growth of the market share for CSC 14 outside Region II and also as a result of the growth of the mobile network.

EBITDA Margin

As in 2004 we will be launching the cellular service, the expectation is that this operation will have a negative impact of between 2% and 3% on the EBITDA margin. We also entered into the DLD and ILD segments which show margins that are lower than other services.

Bad Debt

We expect a slight bad debt growth in relation to 2003, due to the economic situation of the country, which in the 1Q04 went against the expectations for rapid growth, which prevailed at the end of last year.

The maintenance of tighter monetary and fiscal policies and the increase of unemployment rate measures have negatively impacted the payment ability of some clients.

In addition, we have noticed an increase in delinquency due to the use of CSC 14 in calls originated from cell phones. The co-billing with mobile carriers results in a delinquency rate above the average for other segments in which the Company operates.

Capex

We estimate a Capex for fixed telephony of 12 to 13% of net revenue in 2004. This assumption is based on the expectation of moderate growth in the Brazilian economy and contemplates the maintenance of the strong growth rate seen in the data communication sector, mainly broadband (ADSL) and IP services.

We also predict a Capex of approximately R$850 million for mobile telephony in 2004, considering the possibility to anticipate for 2004 some investments planned for 2005, seeking for a coverage similar to that of Band B at the first year of operation.

The total Capex estimated for 2004 should be between R$1.8 and R$1.9 billion, including fixed and mobile telephony.

Debt

Debt management is focused on the lengthening of its profile and on the reduction of its cost, with the objective of maximizing the Company’s capital structure. We work to maintain the current debt level, which is comfortable and healthy for our business.

The Management will keep its conservative position in relation to the financial policy, which is based on: low financial leverage and a solid cash position aiming at making Brasil Telecom less dependent on the macro-economic volatility and the cyclical fluctuations of the telecommunications sector.

Hedge Policy

Considering that Brasil Telecom has practically all its revenue in Reais, the Company has constantly evaluated hedge exchange variation mechanisms for funding that involve foreign currency.

Brasil Telecom has made hedge contracts of at least 24 months to cover the short-term payments of the debt. On the other hand, the Company has also followed the market, searching for opportunities in relation to liquidity and coverage cost for longer maturity dates, aiming at minimizing the effective cost of its debt.

Depreciation

In 2004, the depreciation rates were recalculated to better adapt to the useful life expectation of the assets in light of the significant pickup in the rhythm of technological evolution in the telecommunications sector.

Indicators

Table 19: Evolution of the Indicators

PLANT	1Q03	2Q03	3Q03	4Q03	1Q04

Lines installed (thousand)	10,608	10,656	10,678	10,686	10,701
Additional lines installed (thousand)	60	48	22	9	14

Lines in service - LIS (thousand)	9,595	9,741	9,809	9,851	9,724
Residential (thousand)	6,979	7,107	7,168	7,166	6,988
Non-residential (thousand)	1,548	1,565	1,567	1,566	1,468
Public phones (thousand)	296	297	297	296	296
Pre-paid (thousand)	215	218	232	266	282
Other (including PBX) (thousand)	557	554	546	557	690
Additional lines in service (thousand)	130	146	68	42	(127)
Average lines in service (thousand)	9,530	9,668	9,775	9,830	9,787

Utilization rate	90.5%	91.4%	91.9%	92.2%	90.9%

Teledensity (LIS/l00 inhabitants)	23.2	23.5	23.5	23.4	23.1

ADSL Accesses in service (thousand)	165.1	194.8	239.4	281.9	324.9

TRAFFIC	1Q03	2Q03	3Q03	4Q03	1Q04

Exceeding local pulses (million)	2,973	2,959	3,099	2,927	2,586

Long distance - LD (million minutes)	1,611	1,744	1,709	1,559	1,534

Fixed-mobile (million minutes)	1,058	1,058	979	991	1,037
VC-l (million minutes)	939	947	877	909	879
VC-2 (million minutes)	104	98	85	66	125
VC-3 (million minutes)	14	13	16	16	34

PRODUCTIVITY	1Q03	2Q03	3Q03	4Q03	1Q04

N° of employees - Fixed Operation	5,548	5,316	5,217	5,194	5,211
Average n° of employees -Fixed Operation	5,560	5,432	5,267	5,206	5,203
LIS/employee	1,729	1,832	1,880	1,897	1,866

Net revenue/average n° of employees/month (R$ thousand)	112.3	117.5	130.0	132.8	133.0
EBITDA/average n° of employees/month (R$ thousand)	52.0	55.3	60.8	37.1	57.2
Net earnings/average n° of employees/month (R$ thousand)	6.1	4.2	7.4	(9.1)	4.8

Exceeding local pulses/average LIS/month	104.0	102.0	105.7	99.3	88.1
DLD minutes/average LIS/month	56.3	60.1	58.3	52.8	52.1
Fixed-mobile minutes/average LIS/month	73.5	72.5	66.2	66.7	69.5

Net revenue/average LIS/month (R$)	65.5	65.9	69.9	70.3	70.7
EBITDA/average LIS/month (R$)	30.4	31.1	32.7	19.6	30.4
Net earnings/average LIS/month (R$)	3.5	2.4	4.0	(4.8)	2.5

QUALITY	1Q03	2Q03	3Q03	4Q03	1Q04

Quality goals achieved	35/35/35	35/35/35	35/35/34	35/35/35	33/35/35

Digitization rate	99.0%	99.0%	99.0%	99.0%	99.5%

PROFITABILITY	1Q03	2Q03	3Q03	4Q03	1Q04

EBITDA margin	46.3%	47.1%	46.7%	27.9%	43.0%

Net margin	5.4%	3.6%	5.7%	-6.8%	3.6%

Return on equity - ROE	1.6%	1.1%	1.8%	-2.3%	1.2%

CAPITAL STRUCTURE	1Q03	2Q03	3Q03	4Q03	1Q04

Cash and Equivalents (R$ million)	1,643	1,338	1,604	1,957	2,920

Total debt (R$ million)	4,148	3,969	3,988	3,790	4,283
Short term debt	15.9%	28.4%	35.6%	44.8%	40.2%
Long term debt	84.1%	71.6%	64.4%	55.2%	59.8%

Net debt (R$ million)	2,505	2,631	2,384	1,833	1,363

Shareholders' equity (R$ million)	6,200	6,269	6,381	6,137	6,137

Net debt/shareholders' equity	40.4%	42.0%	37.4%	29.9%	22.2%

Next Events

Teleconference: 1Q04 Earnings

Tel: (0 800) 770-4544 (Brazil)
      (1 786) 924-8430 (Other countries)
Date: May 4 (tuesday)
Time: 11:00 noon (Eastern time)

IR Contacts

Marcos Tourinho (Director)	Phone: (55 61) 415-1052	marcos.tourinho@brasiltelecom.com.br
Renata Fontes (Manager)	Phone: (55 61) 415-1256	renatafontes@brasiltelecom.com.br
Flávia Menezes	Phone: (55 61) 415-1411	flaviam@brasiltelecom.com.br
Cristiano Pereira	Phone: (55 61) 415-1291	cpereira@brasiltelecom.com.br
Joaquim Figueiredo	Phone: (55 61) 415-1123	joaquimf@brasiltelecom.com.br
Alex Veloso	Phone: (55 61) 415-1122	alex.veloso@brasiltelecom.com.br

Media Contact

Cesar Borges	Phone: (55 61) 415-1378	cesarb@brasiltelecom.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer